December 11, 2024

Dustin Weber
Chief Financial Officer
Altus Power, Inc.
2200 Atlantic Street, Sixth Floor
Stamford, CT 06902

        Re: Altus Power, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            File No. 001-39798
Dear Dustin Weber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation